Filed by Histogenics Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Histogenics Corporation (SEC File No. 001-36751)

Commission File No. for the Related Registration Statement: 333-232147

September 12, 2019

Dear Stockholder:

IT’S NOT TOO LATE TO VOTE!

The September 12, 2019 Special Meeting of Stockholders of Histogenics Corporation has been adjourned until September 26, 2019 to give you more time to vote on the proposed merger with Ocugen, Inc. We want to remind you of the importance of your vote FOR the proposed merger. Your Board of Directors unanimously recommends that stockholders vote FOR the merger and related proposals on the agenda.

THE MERGER CANNOT BE CONSUMMATED WITHOUT THE APPROVAL OF PROPOSAL NOS. 1 AND 2. Therefore, your vote is important, no matter how many or how few shares you may own.

Please help your company avoid the expense of further solicitation by voting TODAY—by telephone, via the Internet or by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Very truly yours,

Adam Gridley
President
Histogenics Corporation

TIME IS SHORT AND YOUR VOTE IMPORTANT!

You can vote your shares TODAY via telephone or by Internet.

Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor:

INNISFREE M&A INCORPORATED

TOLL-FREE at 1-877-456-3402.

TIME IS SHORT AND YOUR VOTE IS IMPORTANT– URGENT ACTION NEEDED QUICKLY!

Attention Histogenics Stockholder:

We have tried contacting you and have not received your vote. Histogenics needs to receive additional votes in order to approve its merger with Ocugen. If Histogenics does not complete the merger, it likely will dissolve and liquidate, which could cause you to lose most of your investment.

Histogenics needs your vote today. Failure to vote, or a vote against any proposal, puts completion of the merger at risk.

PLEASE VOTE TODAY BY PHONE OR INTERNET FOLLOWING THE

INSTRUCTIONS ON THE ENCLOSED PROXY CARD.

If you have any questions please call: (877) 750-9501

USE ONE OF THE EASY WAYS TO VOTE BELOW: VOTE BY PHONE 1-800-454-8683 VOTE BY INTERNET WWW.PROXYVOTE.COM You’ll need your CONTROL NUMBER, which can be found on the Voting Instruction Form in the box next to the arrow, as shown in the example below: xxxx-xxxx-xxxx-xxxx You may also vote by simply signing, dating and returning the Voting Instruction Form in the postage-paid envelope provided. ANY QUESTIONS? Please call our proxy solicitor, Innisfree M&A Incorporated Toll free: 1-877-750-9496 (from the U.S. or Canada) or +1-412-232-3651 (from other locations)

Histogenics + ocugen IMPORTANT MESSAGE FOR ALL SHAREHOLDERS OF HISTOGENICS CORPORATION YOUR VOTE IS IMPORTANT! Questions on How to Vote? Call Innisfree M&A Incorporated at 1-877-750-9496

HERE ARE THE KEY REASONS WHY YOU SHOULD VOTE TODAY: 1. Our Board and Independent Advisors Agree. The Merger is Good for Histogenics Shareholders. Unanimously approved by the Boards of Directors of Histogenics and Ocugen. A nationally recognized shareholder advisory firm stated that the transaction “represent[s] the best alternative reasonably available” to Histogenics.”” 2. Stronger Value as One Company. • The merger is expected to produce a clinical-stage biopharmaceutical company focused on developing innovative therapies to address rare and underserved eye diseases with the potential to deliver substantial value for shareholders 3. The Merger is The Best Path Forward. • If we do not complete the merger, Histogenics will likely liquidate, which could cause shareholders to lose most of the value of their investment. You can help prevent this loss by voting today FOR all proposals. TIME IS SHORT. VOTE TODAY! If you need assistance in completing the proxy card or have questions, please contact Histogenics’ proxy solicitor, Innisfree M&A Incorporated. Shareholders call toll-free: 1-877-750-9496 Banks & Brokers call collect: 1-212-750-5833 * Permission to use quotation was neither sought nor obtained, Emphasis added.